UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagBank PagSeguro

1Q22
Results

PagSeguro Digital Ltd.

Unaudited Condensed Consolidated Interim Financial Statements

As of Mach 31, 2022 and for the three-month periods ended March 31, 2022 and 2021

June 8, 2022

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PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of March 31, 2022 and 2021
(All amounts in thousands of reais)

	Note	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	5	1,483,092	1,794,362
Financial investments	6	1,131,788	782,647
Accounts receivable	7	25,528,929	23,428,522
Derivative Financial Instruments	14	1,329	—
Inventories		49,274	49,537
Tax Receivable	8	434,384	469,490
Other receivables		242,924	194,776
Total current assets		28,871,720	26,719,334

Non-current assets
Accounts receivable	7	390,428	228,880
Judicial deposits		41,148	40,224
Deferred income tax and social contribution	19	114,309	120,762
Other receivables		9,890	11,710
Investment		15,512	15,666
Property and equipment	11	2,578,525	2,289,052
Intangible assets	12	1,785,976	1,650,176
Total non-current assets		4,935,788	4,356,470

Total assets		33,807,508	31,075,804
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of March 31, 2022 and 2021
(All amounts in thousands of reais)

	Note	March 31, 2022	December 31, 2021
Liabilities and equity
Current Liabilities
Payables to third parties	13	13,180,321	13,217,150
Trade payables		557,654	578,004
Payables to related parties	9	282,767	543,621
Deposits	14	5,145,864	3,056,444
Salaries and social security charges	15	182,974	259,724
Taxes and contributions	16	55,949	63,934
Provision for contingencies	17	29,791	27,653
Borrowings	18	1,110,372	1,005,787
Derivative Financial Instruments	18	192,743	14,317
Deferred revenue		147,489	162,566
Other liabilities		40,521	73,719
Total current liabilities		20,926,445	19,002,919

Non-current liabilities
Deferred income tax and social contribution	19	1,421,705	1,391,760
Deposits	14	568,515	77,552
Provision for contingencies		13,656	13,910
Deferred revenue		16,751	17,300
Other liabilities		69,173	70,165
Total non-current liabilities		2,089,800	1,570,687

Total liabilities		23,016,245	20,573,606

Equity
Share capital	20	26	26
Treasury shares	20	(280,555)	(285,011)
Capital reserve	20	6,014,216	6,076,286
Retained earnings	20	5,082,544	4,732,624
Equity valuation adjustments	20	(22,372)	(22,372)
Other comprehensive income	20	(2,596)	645

Total equity		10,791,263	10,502,198

Total liabilities and equity		33,807,508	31,075,804
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of income
For the three-month periods ended March, 2022 and 2021
(All amounts in thousands of reais unless otherwise stated)

	Note	March 31, 2022	March 31, 2021

Revenue from transaction activities and other services	22	2,054,583	1,384,970
Financial income	22	1,330,795	656,983
Other financial income	22	41,573	25,248

Total revenue and income		3,426,951	2,067,201

Cost of sales and services	23	(1,739,379)	(1,146,085)
Selling expenses	23	(480,650)	(368,112)
Administrative expenses	23	(165,331)	(189,070)
Financial expenses	23	(620,628)	(44,388)
Other income (expenses), net	23	(4,491)	40,806

Profit before income taxes		416,472	360,352

Current income tax and social contribution	19	(28,651)	(19,966)
Deferred income tax and social contribution	19	(37,901)	(69,059)

Income tax and social contribution		(66,552)	(89,025)

Net income for the period		349,920	271,327

Attributable to:
Equity holders of the parent		349,920	271,266
Non-controlling interests		—	60

Basic earnings per common share - R$	21	1.0569	0.8221
Diluted earnings per common share - R$	21	1.0504	0.8213
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of comprehensive income
For the three-month periods ended March, 2022 and 2021
(All amounts in thousands of reais)

	March 31, 2022	March 31, 2021

Net income for the period	349,920	271,327
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(592)	78
Loss on investments designated at fair value through OCI	339	238
Derivative Financial Instruments through OCI	(4,356)	—
Income tax and social contribution	1,370	(81)
Other comprehensive income for the period	346,681	271,562

Attributable to
Equity holders of the parent	346,681	271,502
Non-controlling interests	—	60
Net income for the period	346,681	271,562
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of changes in equity
For the three-month periods ended March 31, 2022 and 2021
(All amounts in thousands of reais)

				Capital reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Profit reserve Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non- controlling interests	Total equity

On December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

Net income for the period		—	—	—	—	271,267	—	—	271,267	60	271,327
Currency translation adjustment		—	—	—	—	—	—	78	78	—	78
Gain on financial assets through other OCI		—	—	—	—	—	—	157	157	—	157
Share based long term incentive plan (LTIP)		—	—	—	81,275	—	—	—	81,275	—	81,275
(LTIP) of treasury shares		—	12,723	—	(12,723)	—	—	—	—	—	—
On March 31, 2021		26	(886)	5,690,089	162,751	3,837,789	(22,372)	726	9,668,123	12,173	9,680,296

Net income for the period		—	—	—	—	894,835	—	—	894,835	122	894,957
Currency translation adjustment		—	—	—	—	—	—	(195)	(195)	—	(195)
Gain on financial assets through OCI		—	—	—	—	—	—	114	114	—	114
Non-controlling		—	—	—	—	—	—	—	—	(12,295)	(12,295)
Shares issued		—	—	138,665	(138,665)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	224,133	—	—	—	224,133	—	224,133
Acquisition of treasury shares		—	(284,812)	—	—	—	—	—	(284,812)	—	(284,812)
(LTIP) of treasury shares		—	687	—	(687)	—	—	—	—	—	—

On December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198	—	10,502,198

Net income for the period	20	—	—	—	—	349,920	—	—	349,920	—	349,920
Currency translation adjustment	20	—	—	—	—	—	—	(592)	(592)	—	(592)
Gain on financial assets through OCI	20	—	—	—	—	—	—	222	222	—	222
Derivative Financial Instruments through OCI	20						—	(2,871)	(2,871)	—	(2,871)
Share based long term incentive plan (LTIP)	20	—	—		35,999	—	—	—	35,999	—	35,999
Acquisition of treasury shares	20	—	(93,613)	—	—	—	—	—	(93,613)	—	(93,613)
(LTIP) of treasury shares	20	—	98,069	—	(98,069)	—	—	—	—	—	—

On March 31, 2022		26	(280,555)	5,828,754	185,462	5,082,544	(22,372)	(2,596)	10,791,263	—	10,791,263
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of cash flows
For the three-month periods ended March 31, 2022 and 2021
(All amounts in thousands of reais)

	March 31, 2022	March 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	416,472	360,352
Expenses (revenues) not affecting cash:
Depreciation and amortization	249,022	158,302
Chargebacks and ECL	249,715	173,133
Accrual of provision for contingencies	5,928	5,357
Share based long term incentive plan (LTIP)	35,999	79,671
Reversal of taxes and contributions	—	(29,114)
Loss on disposal of property, equipment, and intangible assets	2,345	4,645
Interest accrued	218,081	12,609
Other (income) cost, net	(4,684)	(3,768)

Changes in operating assets and liabilities
Accounts receivable	(3,181,379)	(78,300)
Financial investments (mandatory guarantee)	(257,707)	(20,592)
Inventories	263	(22,617)
Taxes recoverable	51,162	25,277
Other receivables	(47,250)	(21,985)
Deferred revenue	(15,626)	5,699
Other liabilities	(34,520)	(58,298)
Payables to third parties	(192,620)	(1,363,442)
Trade payables	(21,943)	(29,835)
Receivables from (payables to) related parties	(270,740)	21,318
Deposits	2,524,720	672,919
Salaries and social charges	(76,750)	(20,725)
Taxes and contributions	3,122	25,803
Provision for contingencies	(4,053)	(1,907)
	—
	(350,443)	(105,498)
Income tax and social contribution paid	(40,149)	(25,418)
Interest income received	677,917	113,206

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	287,325	(17,710)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	(439,559)	(249,847)
Purchases and development of intangible assets	(241,814)	(148,987)
Redemption (Acquisition) of financial investments	(69,437)	40,144

NET CASH USED IN INVESTING ACTIVITIES	(750,810)	(358,690)

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings	250,000	—
Acquisition of treasury shares	(93,613)	—
Payment of leases	(4,172)	(3,386)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	152,215	(3,386)

DECREASE IN CASH AND CASH EQUIVALENTS	(311,270)	(379,786)
Cash and cash equivalents at the beginning of the period	1,794,362	1,640,065
Cash and cash equivalents at the end of the period	1,483,092	1,260,278
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

1. General information
PagSeguro Digital Ltd. ("PagSeguro Digital" or the "Company") is a holding company, a subsidiary of Universo Online S.A. ("UOL"), referred to, together with its subsidiaries, as the "PagSeguro Group", and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, with its headquarters located in the city of São Paulo, Brazil, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").
On March 18, 2021, PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeguro Holding Ltd (“PSHC”). Additionally, during the third quarter of 2021, Pagseguro Group established four new subsidiaries under PSHC: Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding and PSHC.
The group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. ("Biva Sec"), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), RegistraSeguro S.A. ("RegistraSeguro"), Wirecard Brazil Instituição de Pagamento S.A. ("MOIP") and Concil Inteligência em Negociação S.A (“Concil”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Tecnologia Ltda. ("Boa Compra"), BCPS Online Services Lda. ("BCPS"), CDS Serviços Financeiros LTDA. ("CDS"), Pagseguro Biva Serviços Financeiros Ltda (“Biva Serviços”) and PagBank Participações Ltda (“PagBank”).
•PagBank subsidiaries are Tilix Digital Ltda. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ") and Zygo Serviços de Tecnologia S.A. ("ZYGO").
•PSHC subsidiaries are Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP México.
•BS Holding subsidiary is BancoSeguro S.A. (“Bancoseguro”).
•Biva Serviços subsidiary is Pagseguro Biva Correspondente Bancário Ltda (“Biva Corban”).
These consolidated financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and the corresponding subsidiaries.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
1.1   Additional Information
During the year ended December 31, 2021, the Company observed that, in the first three months, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country. In the second quarter of 2021, most of the cities in Brazil accelerated the vaccination of the population, and consequently, the Company saw a graduate reopening process, with the extension of opening hours of commercial activities. In the third quarter of 2021, the Company observed the return of social events of the public, and consequently the growth of TPV. In the fourth quarter of 2021, Brazil began to see an increase in infections mainly related to the Omicron variant, without causing an impact on PagSeguro business.
In the first quarter of 2022, Brazil observed a decrease in the number of people infected and the total deaths by COVID-19 and the social events and commercial activities basically returned to a similar level before pandemic. This scenario resulted in higher transaction payment volume (“TPV”) and consequently higher revenues.
The Company has a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Marketing and sales expenses are also variable and depends on the Company’s strategy to leverage new products and services such as PagBank. The Company is also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
The Company has a solid position in terms of cash, liquidity and working capital levels and in the year ended December 31, 2021, as well as in the first three months of 2022, and has not faced the necessity of impairment of assets due to COVID-19.
Furthermore, geopolitical instability arising from conflicts, such as the ongoing war in Ukraine, and the resulting imposition of sanctions, taxes or tariffs against Russia and Russia’s response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Such events could have an adverse effect on our business and financial performance through increased worldwide inflation, greater compliance costs, higher volatility in foreign currency exchange rates, destabilized supply chains and further market disruptions, including from cyberattacks targeting technologies that we rely on or the markets in which we or our customers operate. For this moment the Company has not seen any significant impact in its operations as a result of the conflict.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies
These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.
These unaudited condensed consolidated interim financial statements for three-month period ended March 31, 2022 were authorized for issuance by the PagSeguro Digital’s Board of Directors on June 3, 2022.
2.1.  Basis of preparation of the condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.
These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
2.2.  New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
–IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin (CSM) representing the unearned profit of the contract which is recognised as revenue over the coverage period.
    The standard allows a choice between recognising changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9. An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.
    There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.
    Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023. The group does not expect the new IFRS to materially impact its results of operations.
–Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
2.2.   New accounting standards not yet effective - Continued
–Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
–Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
–Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

3. Consolidation of subsidiaries

On March 31, 2022
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	24,971,282	16,149,456	8,821,826	304,418	99.99	Direct
BS Holding	555,137	52	555,085	16,406	99.99	Direct
Pagseg Participações	735,804	870	734,934	30,601	99.99	Direct
Pagseguro Holding	14	11	3	(11)	99.99	Direct
Pagbank Participações	181,786	13,796	167,990	(2,679)	99.99	Indirect
Net+Phone	384,907	97,327	287,580	15,657	99.99	Indirect
Boa Compra	359,282	130,480	228,802	15,773	99.99	Indirect
BCPS	1,655	27	1,628	149	99.99	Indirect
BSEC	1,508,229	1,498,060	10,169	3,074	99.99	Indirect
Biva Serviços	44,887	5,189	39,698	2,450	99.99	Indirect
Biva Corban	23,225	5,737	17,488	1,734	99.99	Indirect
FIDC	4,885,799	856,061	4,029,738	512,389	100.00	Indirect
TILIX	13,761	1,223	12,538	139	99.99	Indirect
BancoSeguro	11,683,297	11,154,335	528,962	16,295	100.00	Indirect
Yamí	1,968	686	1,282	56	99.99	Indirect
Registra Seguro	5,000	9	4,991	—	99.99	Indirect
CDS	9,339	584	8,755	(719)	99.99	Indirect
Zygo	3,358	9,964	(6,606)	(4,340)	99.99	Indirect
Moip	782,325	591,081	191,244	(29)	100.00	Indirect
Concil	4,988	8,034	(3,046)	(2,355)	100.00	Indirect
Pagseguro Chile (ii)	7	—	7	—	100.00	Indirect
Pagseguro Colombia	54	59	(5)	(11)	100.00	Indirect
PSGP México (ii)	1	—	1	—	99.99	Indirect
Pagseguro Peru (ii)	13	—	13	—	99.99	Indirect

On December 31, 2021 (except for net income, that is presented to three-month period ended March 31, 2021)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	23,863,783	15,250,100	8,613,683	258,445	99.99	Direct
BS Holding	545,693	7,019	538,674	16,670	99.99	Direct
Pagseg Participações (ii)	648,175	5,870	642,305	—	99.99	Direct
Pagseguro Holding (ii)	36	—	36	—	99.99	Direct
Pagbank Participações (ii)	180,053	9,385	170,668	—	99.99	Indirect
Net+Phone	375,347	103,424	271,923	24,006	99.99	Indirect
Boa Compra	456,934	243,905	213,029	8,295	99.99	Indirect
BCPS	2,022	(52)	2,074	167	99.99	Indirect
BSEC	1,446,640	1,439,545	7,095	1,361	99.99	Indirect
Biva Serviços	42,901	5,653	37,248	80	99.99	Indirect
Biva Corban	21,200	5,446	15,754	985	99.99	Indirect
FIDC	4,770,455	816,980	3,953,475	577,695	100.00	Indirect
TILIX	13,972	1,573	12,399	(196)	99.99	Indirect
BancoSeguro	10,320,430	9,807,767	512,663	16,678	100.00	Indirect
Yamí	2,087	861	1,226	(215)	99.99	Indirect
Registra Seguro	5,000	9	4,991	—	99.99	Indirect
CDS	10,057	5,583	4,474	(794)	99.99	Indirect
Zygo	2,013	4,278	(2,265)	(2,041)	99.99	Indirect
Moip	787,659	596,429	191,230	3,371	100.00	Indirect
Concil (i)	2,390	3,080	(690)	—	100.00	Indirect
Pagseguro Chile (i)	7	—	7	—	100.00	Indirect
Pagseguro Colombia (i)	28	—	28	—	100.00	Indirect
PSGP México (i)	1	—	1	—	99.99	Indirect
Pagseguro Peru (i)	13	—	13	—	99.99	Indirect
(i) Entities acquired/created after March 31, 2021.
(ii) Entities with very limited or no operation.

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2021.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group's strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 1.4%, and 3.3% for the three-month period ended March 31, 2022 and three-month period ended March 31, 2021 respectively.

5. Cash and cash equivalents

	March 31, 2022	December 31, 2021

Short-term bank deposits	164,277	569,816
Short-term investment	1,318,815	1,224,546
	1,483,092	1,794,362
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds ("LFTs") with an average return of 100% of the Basic Interest Rate (SELIC, 11.75% per year on March 31, 2022 and 9.25% per year on December 31, 2021).

6. Financial investments
Consists of investments in Brazilian Treasury Bonds ("LFTs"), in the amount of R$ 1,131,788 in March 31, 2022 (R$782,647 in December 31, 2021) with an average return of 100% of the Basic Interest Rate (SELIC, 11.75% per year on March 31, 2021 and 9.25% per year on December 31, 2021), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized gain on LFTs in three-month period ended March 31, 2022 totaled R$224 (gain of R$157 in the three-month period ended March 31, 2021).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable

	March 31, 2022						December 31, 2021
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total

Legal obligors
Itaú	1,506,354	2,471,306	788,143	—	—	4,765,803	1,333,263	2,045,133	757,306	—	—	4,135,702
Bradesco	1,516,037	178,136	—	989,233	361,368	3,044,773	1,630,756	160,690	—	842,352	296,696	2,930,494
Nubank	—	2,463,296	—	—	—	2,463,296	121,398	744,030	—	—	—	865,428
Santander	829,393	1,427,788	—	—	6,990	2,264,171	1,384,872	77,639	—	467,305	—	1,929,816
Banco do Brasil	1,421,893	223,128	—	512,673	—	2,157,694	818,937	1,464,314	—	—	3,253	2,286,504
Banco Carrefour	114,751	673,373	—	—	—	788,125	216,047	633,590	—	—	—	849,637
Porto Seguro	574,578	164,901	—	—	—	739,479	—	2,045,699	—	—	—	2,045,699
CEF	234,976	189,160	—	283,320	—	707,456	550,352	141,924	—	—	—	692,276
Banco C6	—	591,160	—	—	—	591,160	—	481,017	—	—	—	481,017
Banco Cooperativo Sicoob	—	584,917	—	—	—	584,917	362,978	91,016	—	9,368	—	463,362
Banco Inter	—	460,329	—	—	—	460,329	—	407,601	—	—	—	407,601
Banco Bradescard	253,878	72,661	—	3,336	—	329,875	206,969	136,125	—	257,929	—	601,023
Other (iv)	2,534,855	2,553,095	—	260,580	622	5,349,152	1,890,701	2,088,484	—	215,378	770	4,195,333
Total card issuers(i)	8,986,715	12,053,251	788,143	2,049,142	368,981	24,246,231	8,516,273	10,517,262	757,306	1,792,332	300,719	21,883,892

Current card issuers	—	—	—	—	—	24,047,538	—	—	—	—	—	21,883,892
Non - Current card issuers	—	—	—	—	—	198,692	—	—	—	—	—	—

Cielo - Elo	—	—	—	—	—	17,211	—	—	—	—	—	42,662
Getnet	—	—	—	—	—	94,379	—	—	—	—	—	97,248
Other	—	—	—	—	—	9,330	—	—	—	—	—	11,716
Total acquirers (ii)	—	—	—	—	—	120,920	—	—	—	—	—	151,626

Working capital loans	—	—	—	—	—	1,008,742	—	—	—	—	—	1,069,671
Working capital loans ECL	—	—	—	—	—	(340,205)	—	—	—	—	—	(256,927)
Credit card receivables	—	—	—	—	—	852,445	—	—	—	—	—	726,095
Credit card receivables ECL	—	—	—	—	—	(251,534)	—	—	—	—	—	(174,046)
Other credit iniciatives	—	—	—	—	—	193,598	—	—	—	—	—	110,050
Other credit iniciatives ECL	—	—	—	—	—	(6,038)	—	—	—	—	—	(6,166)
Total credit receivables	—	—	—	—	—	1,457,008	—	—	—	—	—	1,468,677

Current	—	—	—	—	—	1,265,273	—	—	—	—	—	1,239,797
Non - Current	—	—	—	—	—	191,735	—	—	—	—	—	228,880

Other accounts receivable	—	—	—	—	—	98,562	—	—	—	—	—	156,700
Other accounts receivable ECL	—	—	—	—	—	(3,364)	—	—	—	—	—	(3,493)

Total accounts receivable	8,986,715	12,053,251	788,143	2,049,142	368,981	25,919,356	8,516,273	10,517,262	757,306	1,792,332	300,719	23,657,402

Current						25,528,929						23,428,522
Non - Current						390,428						228,880

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
7.  Accounts receivable (Continued)
(i)Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.
(ii)Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)The ECL (“expected credit losses”), are measured according to the IFRS 9. The provision rates are based on the internal credit rating that considers external information and are based on days past due. Every report date, PagSeguro reassesses the premises to adjust the historical credit loss experience with prospective information.
(iv)Refers to other dispersed receivables from legal obligors.

The maturity analysis of accounts receivable is as follows:

	March 31, 2022	December 31, 2021
Past due after 91 days	202,111	155,495
Past due within 31 to 90 days	42,989	32,703
Past due within 30 days	34,807	25,445
Due within 30 days	3,901,151	4,214,521
Due within 31 to 120 days	13,482,680	12,033,372
Due within 121 to 180 days	3,945,573	3,457,830
Due within 181 to 360 days	4,520,759	3,808,539
Due after 360 days	390,428	370,128
Expected credit losses	(601,142)	(440,631)
	25,919,357	23,657,402

8. Tax Receivable

	March 31, 2022	December 31, 2021

Income tax and Social contribution	299,761	294,955
Social integration program (i)	127,849	167,701
Other	6,774	6,834
	434,384	469,490
(i)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

9. Related-party balances and transactions
i)Balances and transactions with related parties

	March 31, 2022	December 31, 2021
	Payables	Payables

Immediate parent
UOL - sales of services (a)	28,304	16,216
UOL - shared service costs (b)	17,501	19,093
UOL – Deposits (c)	112,827	248,271

Affiliated companies
UOL Edtech Tecnologia - Deposits (c)	100,412	229,250
UOL Diveo - sales of services (d)	190	7,612
Compasso Informática S.A.(d)	14,129	12,853
Others	9,404	10,326
	282,767	543,621
(a)Sales of services refers mainly to the purchase of advertising services from UOL.
(b)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)Certificate of deposits (CD) acquired by UOL and UOL Edtech from BancoSeguro with interest rate between 110% to 120% per year of CDI. The maturity analysis is as follows:

	March 31, 2022	December 31, 2021

Due within 30 days	58,270	—
Due within 31 to 120 days	21,261	—
Due within 121 to 180 days	10,555	193,592
Due within 181 to 365 days	123,153	283,929
	213,239	477,521
(d)This payable refers mainly to colocation and cloud services.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
9.  Related-party balances and transactions (continued)
ii)Revenue and expense from transactions with related parties

	Three-month period
	March 31, 2022		March 31, 2021
	Revenue	Expense	Revenue	Expense
Immediate parent
UOL - shared service costs (a)	—	22,466	—	19,150
UOL - sales of services (b)	793	22,314	775	20,865
UOL - deposits (c)	—	4,505	—	106
Affiliated companies
UOL Diveo - sales of services (d)	—	617	—	1,017
Compasso Informática S.A.(d)	—	31,689	—	20,306
UOL Edtech Tecnologia (c)	—	5,295	—	—
Transfolha Transportadora e Distribuição Ltda.	—	—	—	5,573
Others	213	1,776	249	169
	1,006	88,662	1,024	67,186
(a)Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)Expenses are related to UOL and UOL Edtech purchase of BancoSeguro's Certificate of Deposits (CD).
(d)Expenses related to colocation and cloud services.

iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the three-month period ended March 31, 2022 amounted to R$9,289 (March 31, 2021 - R$29,130).

10. Business combinations
On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital and obtained control of Concil. Total consideration amounted to R$43,896 and the total net assets acquired at fair value amounted to R$23,165. The consideration paid in cash amounted to R$35,000 and the remaining portion in amount of R$8,896 was recognized in other liabilities and will be retained for the achievement of metrics. Concil main activity is in the information technology industry, focused on the processing of back-office solutions, including reconciliation services for the capture of credit cards with acquirers and sub acquirers.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
The preliminary purchase price allocation ("PPA") was completed on September 30, 2021, which included the recognition of a customer portfolio with a fair value of R$3,839, non-compete agreement of R$940 and software of R$33,136. The Company has also recognized a contingency liability and indemnification assets of R$7,848 resulting in the recognition of goodwill of R$20,731, which is attributable mainly to operational synergy and cost reductions.
The PPA was elaborated considering projections for the period of five years based on management's budgets for Concil and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 2.0% to 4.5% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 17.5% to 19.5% per year).
These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired is detailed in our annual financial statements for the year ended December 31, 2021.

11. Property and equipment
a)Property and equipment are composed as follows:

	March 31, 2022
	Cost	Accumulated depreciation	Net

Data processing equipment	115,377	(54,267)	61,110
Machinery and equipment (i)	3,225,599	(797,853)	2,427,746
Buildings Leasing	98,544	(30,952)	67,592
Other	30,610	(8,533)	22,077
Total	3,470,130	(891,605)	2,578,525

	December 31, 2021
	Cost	Accumulated depreciation	Net

Data processing equipment	106,643	(51,294)	55,349
Machinery and equipment (i)	2,798,823	(654,360)	2,144,463
Buildings Leasing	94,048	(26,928)	67,120
Other	29,909	(7,789)	22,120
Total	3,029,423	(740,371)	2,289,052

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
11.  Property and equipment (continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2020
Cost	77,413	1,881,556	79,890	22,114	2,060,973
Accumulated depreciation	(35,572)	(204,154)	(12,621)	(6,013)	(258,360)
Net book value	41,841	1,677,402	67,269	16,101	1,802,613

On December 31, 2021
Opening balance
Cost	29,230	917,267	14,156	7,796	968,449
Purchases	29,940	931,859	15,013	10,478	987,290
Disposals	(1,226)	(14,601)	(857)	(2,902)	(19,586)
Acquisition of subsidiary	516	9	—	220	745
Depreciation	(15,722)	(450,206)	(14,305)	(1,777)	(482,010)
Depreciation	(16,407)	(453,592)	(14,804)	(3,137)	(487,940)
Disposals	1,063	3,389	499	1,445	6,396
Acquisition of subsidiary	(378)	(3)	—	(85)	(466)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On March 31, 2022
Opening balance
Cost	8,734	426,776	4,496	701	440,707
Purchases	8,852	429,134	4,496	1,573	444,055
Disposals	(118)	(2,358)	—	(872)	(3,348)
Depreciation	(2,973)	(143,493)	(4,024)	(744)	(151,234)
Depreciation	(3,085)	(144,234)	(4,041)	(877)	(152,237)
Disposals	112	741	17	133	1,003
Net book value	61,110	2,427,746	67,592	22,077	2,578,525

On March 31, 2022
Cost	115,377	3,225,599	98,544	30,610	3,470,130
Accumulated depreciation	(54,267)	(797,853)	(30,952)	(8,533)	(891,605)
Net book value	61,110	2,427,746	67,592	22,077	2,578,525
(i)Net book value of machinery and equipment are R$2,367,986 POS devices (R$2,091,671 as of December 31, 2021), which are depreciated over 5 years. The depreciation of POS in the three-month period ended March 31, 2022, amounted to R$142,664 (R$95,696 in the three-month period ended March 31, 2021). On March 31, 2022, PagSeguro have contractual obligations to acquire POS Devices in the amount of R$1,540,736 (R$1,650,885 on December 31, 2021).
(ii)The leasing context is to be read in conjunction with the annual financial statements for the year ended December 31, 2021. As of March 31, 2022, PagSeguro had a lease liability presented in other current liabilities in the amount of 16,707 (R$15,690 in December 31, 2021) and as non-current liability in the amount of R$50,992 (R$51,521 in December 31, 2021). In the three month period ended March 31, 2022, the Company incurred in financial expenses related to these leases of R$4,172 (R$3,386 in the three month period ender March, 2021).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

12. Intangible assets
a)Intangible assets are composed as follows:

	March 31, 2022
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,228,179	(865,689)	1,362,490
Software licenses	227,030	(63,114)	163,916
Goodwill (ii)	209,908	—	209,908
Other	67,768	(18,106)	49,662
	2,732,885	(946,909)	1,785,976

	December 31, 2021
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,016,541	(772,804)	1,243,737
Software licenses	196,854	(53,129)	143,725
Goodwill (ii)	209,908	—	209,908
Other	67,768	(14,962)	52,806
	2,491,071	(840,895)	1,650,176
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies Biva, BancoSeguro, Yamí, Zygo, Moip and Concil.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
12. Intangible assets (continued)
b)The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2021
Cost	697,480	93,597	40,241	4,983	836,301
Additions (i)	715,382	97,103	40,589	4,983	858,057
Disposals	(18,167)	(3,645)	(348)	—	(22,160)
Acquisition of subsidiary	265	139	—	—	404
Amortization	(271,484)	(24,069)	—	(14,192)	(309,745)
Amortization	(278,219)	(24,291)	—	(14,192)	(316,702)
Disposals	6,735	222	—	—	6,957
Net book value	1,243,738	143,724	209,908	52,806	1,650,176

On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On March 31, 2022
Cost	211,638	30,176	—	—	241,814
Additions (i)	211,638	30,176	—	—	241,814
Amortization	(92,885)	(9,985)	—	(3,144)	(106,014)
Amortization	(92,885)	(9,985)	—	(3,144)	(106,014)
Net book value	1,362,490	163,916	209,908	49,662	1,785,976

On March 31, 2022
Cost	2,228,179	227,030	209,908	67,768	2,732,885
Accumulated amortization	(865,689)	(63,114)	—	(18,106)	(946,909)
Net book value	1,362,490	163,916	209,908	49,662	1,785,976
(i)Refers to pulverized expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions related to Concil and MOIP.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

13. Payables to third parties
Payables to third parties, in the amount of R$13,180,321 (R$13,217,15 as of December 31, 2021) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days.
From the total amount of payable to third parties, R$821,630 (R$533,436 as of December 31, 2021) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$4,646,567 (R$5,167,577 as of December 31, 2021) are the balance of the clients maintained in their banking accounts that are invested by the Company in Certificate of Deposits with 30 days of maturity and interest average rate of 59% of CDI (59% of CDI in December 2021).

14. Deposits

	March 31, 2022	December 31, 2021

Certificate of Deposit (i)	4,430,944	2,510,818
Interbank deposits (ii)	1,057,811	404,998
Corporate securities (iii)	225,624	218,180
	5,714,379	3,133,996
Current	5,145,864	3,056,444
Non - Current	568,515	77,552
(i)The average return is 130% of CDI (163% of CDI in December 2021). From the total amount, R$501 million refer to certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates). For these certificates of deposit, the Company contracted derivative financial instruments (“Swaps”) with the specific objective of protecting said deposit from fluctuations arising from inflation, changing IPCA rates for CDI rates. In March 2022, the Company recorded the net effects of the swap derivatives in the amount of R$1,329.
(ii)The average return is 115% of CDI (118% of CDI in December 2021).
(iii)The average return is 137% of CDI (152% of CDI in December 2021).

The maturity analysis of deposits is as follows:

	March 31, 2022	December 31, 2021

Due within 30 days	436,389	646,232
Due within 31 to 120 days	1,370,973	1,029,936
Due within 121 to 180 days	485,426	313,008
Due within 181 to 360 days	2,853,076	1,067,268
Due to 361 days or more days	568,515	77,552
	5,714,379	3,133,996

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
14.  Deposits (continued)
The changes in deposits were as follows:

On December 31,2020	766,086
Additions	4,929,926
Withdraws	(2,667,612)
Interest	105,596
On December 31,2021	3,133,996
Additions	4,288,336
Withdraws	(1,817,347)
Interest	109,394
On March 31,2022	5,714,379

15. Salaries and social security charges

	March 31, 2022	December 31, 2021

Profit sharing	24,227	75,076
Social charges	29,811	39,200
Payroll accruals	95,421	75,151
Payroll taxes (LTIP) (i)	25,102	61,359
Other	8,413	8,938
	182,974	259,724
(i)Refers to social charges and income tax over LTIP and LTIP goals balances. A significant portion of the balances recorded as of December 31, 2021 was paid during the first quarter of 2022.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

16. Taxes and contributions

	March 31, 2022	December 31, 2021

Taxes
Services tax and other (i)	175,882	171,902
Value-added tax on sales and services	732	117
Social integration program (ii)	28,294	26,832
Social contribution on revenues (ii)	171,476	164,330
Income tax and social contribution (iii)	14,725	31,865
Other	13,735	12,479
	404,844	407,525

	March 31, 2022	December 31, 2021

Judicial deposits (iv)
Services tax (i)	(161,681)	(159,101)
Social integration program (ii)	(26,170)	(25,789)
Social contribution on revenues (ii)	(161,044)	(158,701)
	(348,895)	(343,591)
	55,949	63,934
(i)Refers to tax on revenues.
(ii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)Refers to the income tax and social contribution payable.
(iv)The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i", "ii" and "iii" above.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

17. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	March 31, 2022	December 31, 2021

Civil	32,465	33,343
Labor	21,438	18,387
	53,903	51,730

Labor Deposits	(10,456)	(10,167)
	(10,456)	(10,167)
	43,447	41,563

Current	29,791	27,653
Non-Current	13,656	13,910
Below it is demonstrated the movements of the provision for contingencies in the three-month period ended March 31, 2022:

On December 31, 2020	28,804
Accrual	25,907
Settlement	(17,760)
Interest	4,610
On December 31, 2021	41,563
Accrual	5,928
Settlement	(4,053)
Interest	12
On March 31, 2022	43,447
The movements of the labor deposits in the three-month period ended March 31, 2022 is only related to interest in the period.
The PagSeguro Group is party on tax and civil lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized on March 31, 2022, totaling approximately R$515,989 (December 31, 2021 - R$504,691). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. The main tax and labor lawsuit are disclosed in our annual financial statements of the year ended December 2021.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

18. Borrowings
In November 2021, the Group entered in a US$180 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment at the due date. At the moment the agreement was signed, the foreign exchange rate was R$ 5.6227 per US dollar amounting in R$1,012,086. Interest on the borrowing is paid on the maturity of the operation, together with the total settlement of the financial instrument. On March 31, 2022, the borrowing amounted to R$857,444 (R$1,005,787 as of December 31, 2021). The main impact of this decrease in the borrowing is related to foreign exchange rate, which in March 31, 2022 is R$ 4.7378 per US dollar.
In the same operation, the Company contracted derivative financial instruments (“Swaps”) for the borrowing in foreign currency, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation mentioned above. The final remuneration, considering all the costs of the operation, is equivalent to 109.4% of the CDI representing R$30,083 of interest recorded as financial expenses in 2021. In March 2022, the Company recorded the effects of the swap derivatives in the amount of R$192,743, basically represented by the different foreign exchange rates at the time of signing the borrowing agreement and March 2022 plus interest. More details of financial instruments in note 26.
In February 2022, the Group entered in a R$250 million borrowing agreement with maturity in three months from the execution date and the payment will occur in a single instalment as the due date. The agreement has an interest rate of 112% of CDI. On March 31, 2022, the borrowing amounted to R$252,928 of which R$2,928 is related to interest accrued.
These borrowings were directed to working capital helping to financing the operation and it is not linked to borrowing limits or covenants.
Below it is demonstrated the movements of the borrowings:

On December 31,2020	—
Additions	1,012,086
Interest	8,018
Financial Instruments	(14,317)
On December 31,2021	1,005,787
Additions	250,000
Interest	33,011
Financial Instruments	(178,426)
On March 31,2022	1,110,372

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

19. Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences assets (ii)	Other temporary differences liabilities (iii)	Total
Deferred tax
On December 31, 2020	68,839	4,897	(277,971)	182,818	(1,027,883)	(1,049,300)
Included in the statement of income	125,527	(190)	(32,039)	29,144	(191,502)	(69,060)
Other	4,468	—	7.372	(93)	—	11,747
On March 31, 2021	198,834	4,707	(302,639)	211,870	(1,219,385)	(1,106,612)
Included in the statement of income	(128,051)	(4,894)	(125,846)	141,751	(15,842)	(132,882)
Other	(0)	—	1.245	—	(32,748)	(31,503)
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)
Included in the statement of income	(279)	(562)	(37,071)	64,181	(64,170)	(37,901)
Other	—	—	—	—	1,503	1,503
On March 31, 2022	70,504	(749)	(464,310)	417,801	(1,330,642)	(1,307,396)

Deferred tax asset						114,309
Deferred tax liability						(1,421,705)
(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)    The main other assets temporary difference refers to expected credit losses (note 8) and taxes and contributions (note 17).
(iii)    The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
19.  Income tax and social contribution (continued)
b)Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three-month periods ended March 31, 2022 and 2021:

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

	March 31, 2022	March 31, 2021

Profit for the period before taxes	416,472	360,351
Statutory rate	34%	34%
Expected income tax and social contribution	(141,600)	(122,520)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(234)	(401)
R&D and technological innovation benefit - Law 11,196/05 (i)	52,701	36,488
Taxation of income abroad (ii)	25,675	(682)
Different tax rates	(3,258)	(2,589)
Unrecorded deferred taxes	(2,319)	—
Other additions	2,483	679
Income tax and social contribution expense	(66,552)	(89,025)

Effective rate	16%	25%
Income tax and social contribution – current	(28,651)	(19,966)
Income tax and social contribution – deferred	(37,901)	(69,059)
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 13.
(ii)Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

20. Equity
a)    Share capital
On March 31, 2022, share capital is represented by 329,608,226 common shares, per value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2021:

December 31, 2020 shares outstanding	329,016,372
Treasury shares	1,520,065
Long-Term Incentive Plan	758,024
Repurchase of common shares	(1,686,235)
December 31, 2021 shares outstanding	329,608,226
Treasury shares	59,416
Long-Term Incentive Plan	611,061
Repurchase of common shares	(670,477)
March 31, 2022 shares outstanding	329,608,226
b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For three-month period ended March 31,2022 and three-month period ended March 31,2021, the Company has not recognize any capital reserve movement, as all the LTIP shares were delivered with treasury shares.
c)    Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the three-month period ended March 31, 2022, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$35,999 (R$81,275 in the three-month period ended March 31, 2021). On March 31, 2022, the amount of R$25,102 (R$61,359 on December 31, 2021) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 15).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of the Company’s issued share capital at any time. Until March 31, 2022, total shares granted were 7,320,377, and the total shares issued were 6,518,756, representing 2.2% and 2.0% of total shares respectively.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
20.  Equity (continued)
d)    OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS and Pagseguro Colombia, which amounted to a loss of R$594 and gain of R$2, respectively, in the three-month period ended on March 31, 2022 (gain of R$78 in the three-month period ended March 31, 2021 to BCPS). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in Note 6 were classified at fair value through other comprehensive income. Unrealized gain on LFTs in the three-month period ended March 31, 2022, totaled R$222 (gain of R$157 in the three-month period ended March 31, 2021).
The Derivative financial Instruments mentioned in Note 18 were classified at fair value through other comprehensive income. Unrealized fair value adjustment loss on SWAPs in the three-month period ended March 31, 2022, totaled R$2,871.
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2021).
e)    Treasury shares
On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the three-month periods ended March 31, 2022 and 2021:

	Shares	Amount	Average Price (US$)
Repurchase shares
December 31, 2020 treasury shares	168,636	13,609	18.06
Repurchase of common shares	1,686,235	284,812	30.23
Long-Term Incentive Plan	(166,170)	(13,410)	(18.06)
December 31, 2021 treasury shares	1,688,701	285,011	30.23
Repurchase of common shares	670,477	16,482	24.58
Long-Term Incentive Plan	(611,061)	(98,069)	(26.18)
March 31, 2022 treasury shares	1,748,117	203,424	26.18

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

21. Earnings per share
a)    Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the three-month periods ended March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Profit attributable to stockholders of the Company	349,920	271,266
Weighted average number of outstanding common shares (thousands)	331,079,320	329,972,659
Basic earnings per share - R$	1.0569	0.8221
b)    Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	March 31, 2022	March 31, 2021
Profit used to determine diluted earnings per share	349,920	271,267
Weighted average number of outstanding common shares (thousands)	331,079,320	329,972,659
Weighted average number of shares that would have been issued at average market price	2,068,632	377,070
Weighted average number of common shares for diluted earnings per share (thousands)	333,137,952	330,349,729
Diluted earnings per share - R$	1.0504	0.8213

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

22. Total revenue and income

	March 31, 2022	March 31, 2021

Gross revenue from transaction activities and other services (i)	2,301,244	1,555,410
Gross financial income (ii)	1,366,420	662,415
Other financial income (iii)	41,573	25,248
Total gross revenue and income	3,709,237	2,243,073

Deductions from gross revenue from transactions activities and other services (iv)	(246,661)	(170,440)
Deductions from gross financial income (v)	(35,625)	(5,433)
Total deductions from gross revenue and income	(282,286)	(175,873)

Total revenue and income	3,426,951	2,067,200
(i)In the three-month period ended March 31, 2022, R$62,167 corresponds to membership fee (R$64,327 in the three-month period ended March 31, 2021).
(ii)Includes interest income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes. Additionally, in the three-month period ended March 31, 2022, R$5,768 (R$5,950 the three-month period ended March 31, 2021) correspond to membership fee taxes.
(v)Deductions consist of taxes on financial income.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

23. Expenses by nature

	March 31, 2022	March 31, 2021
Transactions costs (i)	(1,302,845)	(845,892)
Marketing and advertising	(172,386)	(190,153)
Personnel expenses (ii)	(255,552)	(231,662)
Financial expenses (iii)	(620,628)	(44,388)
Chargebacks (iv)	(249,715)	(173,133)
Depreciation and amortization (vi)	(249,022)	(158,302)
Other (v)	(160,331)	(63,319)
	(3,010,479)	(1,706,849)
Classified as:
Cost of services	(1,739,379)	(1,146,085)
Selling expenses	(480,650)	(368,112)
Administrative expenses	(165,331)	(189,070)
Financial expenses	(620,628)	(44,388)
Other income (expenses), net	(4,491)	40,806
	(3,010,479)	(1,706,849)
(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$1,018,539 in the three-month period ended March 31, 2022 (R$566,724 in the three-month period ended March 31, 2021) and (ii) card scheme fees in the amount of R$211,728 in the three-month period ended March 31, 2022 (R$139,002 in the three-month period ended March 31, 2021). The balance is also impacted by a slightly decrease in costs related to freight, maintenance of POS and storage costs in the amount R$60,301 for three-month ended March 31, 2022 (R$67,200 the three-month ended March 31, 2021),
(ii)Includes R$27,751 and R$79,671 of compensation expenses related to the LTIP and LTIP goals in the three-month periods ended March 31, 2022 and 2021, respectively. Though that, there was an increase in personnel expenses which is mainly related to increase in headcount.
(iii)Relates mainly to the early collection of receivables, which amounted to R$361,017 in the three-month period ended March 31, 2022 (R$23,336 in the three-month period ended March 31, 2021). The remaining increase is related to expenses with higher amount of interests on deposits due to the increase of Brazilian interest rates and exchange rate in foreign currency.
(iv)Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio, as detailed in Note 25. The increase in the first quarter 2022 is related to the growth of operation within this period and to credit initiatives ECLs as detailed in note 7. In the first quarter of 2021, the amount of R$73,356 is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by Pagseguro management.
(v)In March 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the related provision in the amount of R$29,114.
(vi)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
23.  Expenses by nature (continued)

	March 31, 2022	March 31, 2021
Depreciation
Cost of sales and services (i)	(145,807)	(99,527)
Selling expenses	(40)	(11)
Administrative expenses	(6,390)	(5,194)
	(152,237)	(104,732)
Amortization
Cost of sales and services	(100,149)	(60,773)
Administrative expenses	(5,865)	(6,783)
	(106,014)	(67,556)

PIS and COFINS credits (ii)	9,229	13,986
Depreciation and amortization expense, net	(249,022)	(158,302)
(i)The depreciation of POS in the three-month period ended March 31, 2022, amounted to R$142,664 (R$95,696 in the three-month period ended March 31, 2021).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

24. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.
The PagSeguro Group classifies its financial instruments into the following categories:

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
24. Financial instruments by category (Continued)

	March 31, 2022	December 31, 2021
Financial assets
Amortized cost:
Cash and cash equivalents	1,483,092	1,794,362
Accounts receivables	25,919,357	23,657,402
Other receivables	252,814	206,486
Judicial deposits	41,148	40,224
Investment	1,406	1,406

Fair value through other comprehensive income
Financial investments	1,131,788	782,647
Derivative financial instruments	1,329
	28,830,933	26,482,527

	March 31, 2022	December 31, 2021
Amortized cost:
Payables to third parties	13,180,321	13,217,150
Trade payables	557,654	578,004
Trade payables to related parties	282,767	543,621
Deposits	5,714,379	3,133,996
Borrowings	1,110,372	1,005,787
Deferred revenue	164,240	179,866
Other liabilities	109,693	143,884

Fair value through other comprehensive income
Derivative financial instruments	192,743	14,317
	21,312,169	18,816,625

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

25. Financial risk management
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of March 31, 2022. For this analysis, the Group adopted as a probable scenario for 2022 interest rates of 13% for the CDI (increase of 10%). As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities and borrowings) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (11,65%)	Probable scenario with increase to 13,0%
Cash and cash equivalents	100% of CDI	1,483,092	172,780	192,802
Financial investments	100% of CDI	1,131,788	131,853	147,132
Certificate of Deposit	130% of CDI	4,430,944	(671,066)	(748,830)
Interbank deposits	115% of CDI	1,057,811	(141,720)	(158,143)
Corporate securities	137% of CDI	225,624	(36,011)	(40,184)
Bank accounts	59% of CDI	4,646,567	(319,382)	(356,392)
Borrowings	110% of CDI	1,110,372	(142,294)	(158,783)
Total			(1,005,840)	(1,122,396)

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
25.  Financial risk management (Continued)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to Boa Compra, BCPS and Pagseguro Colombia that have revenues in other currencies and cash and cash equivalents maintained in other countries. Additionally, as mentioned in note 18, in November 2021, the Group entered in a US$180 million borrowing agreement and also contracted a derivative financial instrument with the specific objective of protecting from fluctuations arising from exchange variation.
Equity price risk
The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of March 31, 2022, and March 31, 2021, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback are disclosed in Note 23.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
25.  Financial risk management (Continued)
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthlymeetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On March 31, 2022, PagSeguro Group held cash and cash equivalents of R$1,483,092 (R$1,794,362 on December 31, 2021).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
25.  Financial risk management (Continued)
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On March 31, 2022
Payables to third parties	10,288,172	1,724,838	571,845	595,467	—
Trade payables	550,920	6,581	153	—	—
Trade payables to related parties	58,988	88,418	4,003	137,164	—
Deposits	441,768	1,421,666	515,341	3,169,561	652,600
Borrowings	—	274,603	—	876,251	—

On December 31, 2021
Payables to third parties	10,415,882	1,770,271	504,444	526,553	—
Trade payables	573,570	4,339	95	—	—
Trade payables to related parties	—	259,216	5,691	323,203	—
Deposits	655,289	1,073,239	334,942	1,201,888	90,595
Borrowings				1,114,211

26. Financial Instruments Designated to Hedge Accounting
The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency and interest rate). Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM:

Risk factor	Financial Instruments Designated to Hedge Accounting - notional	Liabilities	Financial Instrument	Fair Value	MTM
Swap of currency (i)	1,046,637	858,263	188,374	192,743	4,369
Swap of rate (ii)	166,235	167,358	1,317	1,329	12
(i)    In November 2021, the Group entered in a US$180 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company contracted Swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI, all the amount are covered and the same due date is applied.
(ii)    In February 2022 and March 2022, Company issued certificate of deposits with maturity in one-year from the execution date and interest rates correlated to the IPCA (Brazilian inflation rates). For these certificate of deposits, the Company contracted Swaps with the specific objective of protecting said deposit from fluctuations arising from inflation, changing IPCA rates for CDI rates, all the amount are covered and the same due dates are applied.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
The group has hedge accounting designated as cash flow hedges, for these purposes, the risk factors measured by the Group are:
• Currency: Risk of volatility in transactions subject to foreign exchange variation changed to CDI;
• Interest Rate: Risk of volatility in transactions subject to interest rate variations;
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks, additionally as the main financial assets and financial liabilities of the Company are measured by CDI our strategy are change any other risk factors to CDI.
The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company on each report date makes the hedging account effectiveness test and for the three-month period ended March 31, 2022, this test was effective.

27. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

	March 31, 2022	December 31,2021
Borrowings	1,110,372	1,005,787
(-) Cash and cash equivalents	(1,483,092)	(1,794,362)
Net debt	(372,720)	(788,575)
Total equity	10,791,263	10,502,198
Total capital	10,418,543	9,713,623
Gearing ratio	(3.6)%	(8.1)%

28. Non-cash Transactions

	March 31, 2022	March 31, 2021
Non-cash investing activities
Property and equipment acquired through lease	4,496	—
MTM of financial investments	224	157

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)

29. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of March 31, 2022:

	March 31, 2022
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	274,359	1,208,733	—
Financial investments	1,131,788	—	—
Accounts receivable	—	25,919,357	—
Other receivables	—	252,814	—
Derivative Financial Instruments	—	1,329	—
Judicial deposits	—	41,148	—
Investment	—	—	1,406
Financial liabilities
Payables to third parties	—	13,180,321	—
Trade payables	—	557,654	—
Trade payables to related parties	—	282,767	—
Deposits	—	5,714,379	—
Borrowings	—	1,110,372	—
Derivative Financial Instruments	—	192,743	—
Deferred revenue	—	164,240	—
Other liabilities	—	109,693	—

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2022 and for the three-month periods ended March 31, 2022
(All amounts in thousands of reais unless otherwise stated)
29.  Fair value measurement (Continued)

	December 31, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	446,322	1,348,040	—
Financial investments	782,647	—	—
Accounts receivable	—	23,657,402	—
Other receivables	—	206,486	—
Judicial deposits	—	40,224	—
Investment	—	—	1,406
Financial liabilities
Payables to third parties	—	13,217,150	—
Trade payables	—	578,004	—
Trade payables to related parties	—	543,621	—
Deposits	—	3,133,996	—
Borrowings	—	1,005,787	—
Derivative Financial Instruments	—	14,317	—
Deferred revenue	—	179,866	—
Other liabilities	—	143,884	—
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the three-month period ended March 31, 2022.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 8, 2022

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer